Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-191325) of Adecoagro S.A. of our report dated March 14, 2017 relating to the financial statements, which appears in this Form 6-K.

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Marcelo de Nicola (Partner)
Marcelo de Nicola

Buenos Aires, Argentina

March 16, 2017